[Letterhead of Pulitzer Inc.]

April 25, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pulitzer Inc.
PREM 14A filed on March 29, 2005
File No. 1-14541

Dear Sir or Madam:

In connection with the filing of a preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, via EDGAR on March 24, 2005 with the Securities and Exchange Commission (the “Commission”), and any amendments thereto, as well as the related definitive proxy statement, Pulitzer Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings subject to the qualifications and precautionary language therein;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PULITZER INC.

By:	/s/ Alan G. Silverglat
Name: Alan G. Silverglat Title: Senior Vice President-Finance and Chief Financial Officer